EXHIBIT 99.1

Lotus Technology Announces Preliminary Delivery Results of 2024

NEW YORK, Jan. 14, 2025 (GLOBE NEWSWIRE) -- Lotus Technology Inc. (“Lotus” or the “Company”), a leading global intelligent and luxury mobility provider, today announced its preliminary vehicle delivery results for the full year of 2024.

Lotus delivered 12,065 vehicles1 in 2024, representing a year-on-year increase of over 70% and boasting the top growth rate among leading luxury brands2. China contributed approximately 25% of the total global deliveries in 2024.

In 2025, the Company aims to increase global deliveries by 20% with a 25-28% contribution from China. Lotus also successfully reclaimed the proprietary rights of the LOTUS roundel, LOTUS word mark and the Chinese character of Lotus ("莲花") in China, achieving consistency in terms of its trademark across the world.

Note 1: Invoiced deliveries, including commissioned deliveries in the US market. The vehicle delivery numbers presented above are derived from reports submitted by our business units. These numbers may differ slightly from the vehicle delivery numbers recorded in the financial accounting and reporting systems announced or to be announced by the Company.

Note 2: Including Ferrari, Porsche, Aston Martin, Bentley, Rolls Royce, McLaren.

About Lotus Technology Inc.

Lotus Technology Inc. has operations across the UK, the EU and China. The Company is dedicated to delivering luxury lifestyle battery electric vehicles, with a focus on world-class R&D in next-generation automobility technologies such as electrification, digitalisation and more. For more information about Lotus Technology Inc., please visit www.group-lotus.com.

Forward-Looking Statements
This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “forecast”, “plan”, “seek”, “future”, “propose” or “continue”, or the negatives of these terms or variations of them or similar terminology although not all forward-looking statements contain such terminology. Forward-looking statements involve inherent risks and uncertainties, including those identified under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Lotus Tech undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Contact Information
For investor inquiries
ir@group-lotus.com